# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Marti Technologies, Inc., CIK 0001852767
CUSIP: 573134103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Buyukdere Cd. No:237, Maslak, Sariyer/Istanbul, Turkey (W8), 34485
Date of event which requires filing of this statement: 03/29/2025
Amends the filing with accession number 0001104659-23-082798
Filed by CIK 0001986083
Persons authorized to receive notices and communications: Dany Farha, BECO Capital, Office No. 105 One Central, Dubai World Trade Center, PO Box 333357, Dubai, United Arab Emirates (C0), 0000, 971 4 299 9844

## Reporting persons
- Sumed Equity Ltd (CIK 0001986083): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,063,869; sole dispositive power 0; shared dispositive power 8,063,869; aggregate amount beneficially owned 8,063,869 (10.3% of the class)
  Comment: Based on (x) 7,264,634 Class A Ordinary Shares held directly by Sumed Equity Ltd and (y) a conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $1.65 per share.
  
  The percentage of Class A Ordinary Shares is based on the sum of (x) 77,708,475 Class A Ordinary Shares issued and outstanding on June 30, 2025, as reported in the Schedule 13D filed by Oguz Alper Oktem on July 2, 2025 (the Filing) plus (y) 799,235 Class A Ordinary Shares that would be issued upon the conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $1.65 per share.
- BECO Booster Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,063,869; sole dispositive power 0; shared dispositive power 8,063,869; aggregate amount beneficially owned 8,063,869 (10.3% of the class)
  Comment: Based on (x) 7,264,634 Class A Ordinary Shares held directly by Sumed Equity Ltd and (y) a conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $1.65 per share.
  
  The percentage of Class A Ordinary Shares is based on the sum of (x) 77,708,475 Class A Ordinary Shares issued and outstanding on June 30, 2025, as reported in the Filing plus (y) 799,235 Class A Ordinary Shares that would be issued upon the conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $1.65 per share.
- BECO Booster Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,099,981; sole dispositive power 0; shared dispositive power 8,099,981; aggregate amount beneficially owned 8,099,981 (10.3% of the class)
  Comment: Based on (x) 7,264,634 Class A Ordinary Shares held directly by Sumed Equity Ltd, (y) 36,112 Class A Ordinary Shares held directly by BECO Booster Fund II GP, LLC and (z) a conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $1.65 per share.
  
  The percentage of Class A Ordinary Shares is based on the sum of (x) 77,708,475 Class A Ordinary Shares issued and outstanding on June 30, 2025, as reported in the Filing plus (y) 799,235 Class A Ordinary Shares that would be issued upon the conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $1.65 per share.
- Yousef Hammad: type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,211,131; sole dispositive power 0; shared dispositive power 8,211,131; aggregate amount beneficially owned 8,211,131 (10.5% of the class)
  Comment: Based on (w) 7,264,634 Class A Ordinary Shares held directly by Sumed Equity Ltd, (x) 36,112 Class A Ordinary Shares held directly by BECO Booster Fund II GP, LLC (y) 111,150 Class A Ordinary Shares held directly by Yousef Hammad and (z) a conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $1.65 per share.
  
  The percentage of Class A Ordinary Shares is based on the sum of (x) 77,708,475 Class A Ordinary Shares issued and outstanding on June 30, 2025, as reported in the Filing plus (y) 799,235 Class A Ordinary Shares that would be issued upon the conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $1.65 per share.
- Dany Farha: type of reporting person: individual (IN); citizenship or place of organization: United Arab Emirates (C0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,099,981; sole dispositive power 0; shared dispositive power 8,099,981; aggregate amount beneficially owned 8,099,981 (10.3% of the class)
  Comment: Based on (x) 7,264,634 Class A Ordinary Shares held directly by Sumed Equity Ltd, (y) 36,112 Class A Ordinary Shares held directly by BECO Booster Fund II GP, LLC and (z) a conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $1.65 per share.
  
  The percentage of Class A Ordinary Shares is based on the sum of (x) 77,708,475 Class A Ordinary Shares issued and outstanding on June 30, 2025, as reported in the Filing plus (y) 799,235 Class A Ordinary Shares that would be issued upon the conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $1.65 per share.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Marti Technologies, Inc.
Address of issuer's principal executive offices: Buyukdere Cd. No:237, Maslak, Sariyer/Istanbul, Turkey (W8), 34485
Comment: This Amendment No. 2 (Amendment) amends and restates the amended statement on Schedule 13D filed on June 26, 2025 (the Original Schedule 13D). This Amendment relates to the beneficial ownership of Class A ordinary shares, par value $0.0001 per share (the Class A Ordinary Shares), of Marti Technologies, Inc. (New Marti), a Cayman Islands exempted company, formerly known as Galata Acquisition Corp. (Galata and, together with New Marti, the Company). The Company's principal executive offices are located at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Turkiye. This Amendment is being filed to correct the number and percentage of Class A Ordinary Shares held by the Reporting Persons described in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment is filed by Sumed Equity Ltd, a British Virgin Islands business company, BECO Booster Fund II, L.P., a Cayman Islands exempted limited partnership, BECO Booster Fund II GP, LLC, a Cayman Islands limited liability company, Yousef Hammad, a Saudi Arabia citizen, and Dany Farha, a United Arab Emirates citizen (collectively, the Reporting Persons and each a Reporting Person).

Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Class A Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A Ordinary Shares and any assertion or presumption that it or he and the other persons on whose behalf this Amendment is filed constitute a group.
Residence or business address:
The principal business address for each of the Reporting Persons is Office No. 105 One Central, The Offices 4,

Dubai World Trade Center, PO Box 333357, Dubai, United Arab Emirates.
Present principal occupation or employment: The principal business of Sumed Equity Ltd is holding securities of the Company. The principal business of BECO Booster Fund II, L.P. is investing as a venture capital fund. The principal business of BECO Booster Fund II GP, LLC is serving as the general partner of BECO Booster Fund II, L.P. The primary business of each of Messrs. Hammad and Farha is serving as directors, managing members or the equivalent of Sumed Equity Ltd, BECO Booster Fund II GP, LLC and other affiliated entities related to investing.
Criminal convictions in the last five years: None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported herein as beneficially owned were acquired pursuant to the Business Combination described below and as compensation for Mr. Hammad's service on the board of directors of the Company (the Board).

Galata, a blank check company incorporated in the Cayman Islands and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, entered into a Business Combination Agreement, dated as of July 29, 2022 (as amended by Amendment No. 1 to the Business Combination Agreement, dated as of April 28, 2023, the Merger Agreement), by and among itself, Marti Technologies Inc., a Delaware Corporation ( Marti), and Galata Merger Sub Inc., a wholly owned direct subsidiary of Galata (Merger Sub). Pursuant to the Merger Agreement, and subject to the terms and conditions contained therein, the business combination was effected when the Merger Sub merged with and into Marti (the Merger), with Marti surviving the Merger as a direct wholly owned subsidiary of the Company. The Merger closed on July 10, 2023.

Pursuant to the Merger, Sumed Equity Ltd received, in exchange for securities of Marti it previously held, 7,877,922 Class A Ordinary Shares.

In connection with the Merger, Sumed Equity Ltd received an earn-out right to receive 1,459,637 Class A Ordinary Shares, subject to adjustment as described in the Business Combination Agreement. The earn-out right vests upon the Company's Class A Ordinary Shares achieving a daily average price per share which equals or exceeds $20.00 over at least 10 trading days out of a 20 consecutive trading day period prior to July 10, 2028.

Concurrent with the closing of the Business Combination, Sumed Equity Ltd received, in exchange for a convertible note of Marti with a principal value of $1,000,000, a senior convertible note of the Company with a principal value of $1,286,572 governed by that certain Indenture by and between New Marti and U.S. Bank Trust Company, National Association dated as of July 10, 2023 (the Indenture).

In connection with his past service on the Board, Mr. Hammad received 111,150 Class A Ordinary Shares from the Company.

The above summary is qualified by reference to the full text of the Business Combination Agreement, which is filed as Exhibit 2.1(a) to this Amendment and is incorporated herein by reference.

The above summary is qualified by reference to the full text of the Indenture, which is filed as Exhibit 2.1(b) to this Amendment and is incorporated herein by reference.

On May 21, 2025, Sumed Equity Ltd and BECO Booster Fund II, L.P. distributed 661,848 Class A Ordinary Shares to their respective beneficial owners.

The information in Item 6 of this Amendment is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 6 of this Amendment is incorporated herein by reference.

The Reporting Persons hold the Company securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review on a continuing basis their investments in the Company. The Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. The Reporting Persons may seek to acquire additional securities of the Company (which may include rights or securities exercisable or convertible into securities of the Company) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Company's securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Class A Ordinary Shares, or through in-kind distributions. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Company's securities, subsequent developments affecting the Company, the Company's business and the Company's prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Except as described in this Amendment, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Amendment, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Company or the Board with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information in Item 6 of this Amendment is incorporated herein by reference.

Calculations of the percentage of Class A Ordinary Shares beneficially owned are calculated in accordance with Rule 13d-3 under the Exchange Act and is based on the sum of (x) 77,708,475 Class A Ordinary Shares issued and outstanding on June 30, 2025, as reported in the Filing plus (y) 799,235 Class A Ordinary Shares that would be issued upon the conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $1.65 per share.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date hereof, Sumed Equity Ltd directly holds (x) 7,264,634 Class A Ordinary Shares and (y) a senior convertible note of the Company with a principal value of $1,318,738.00. BECO Booster Fund II, L.P. wholly owns Sumed Equity Ltd, and BECO Booster Fund II GP, LLC is the general partner of BECO Booster Fund II, L.P. BECO Booster Fund II GP, LLC directly holds 36,112 Class A Ordinary Shares. Mr. Hammad directly holds 111,150 Class A Ordinary Shares. Messrs. Hammad and Farha are the directors of Sumed Equity Ltd and the managing members of BECO Booster Fund II GP, LLC. As the controlling persons of Sumed Equity Ltd and BECO Booster Fund II GP, LLC, Messrs. Hammad and Farha may be deemed to beneficially own the shares of Class A Ordinary Shares directly held by Sumed Equity Ltd. and BECO Booster Fund II GP, LLC.
Transactions in the class effected during the past sixty days: On May 21, 2025, Sumed Equity, Ltd. distributed in-kind 661,848 Class A Ordinary Shares to BECO Booster Fund II, L.P., which in turn distributed all such Class A Ordinary Shares to its beneficial owners.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated into this Item 6 by reference herein.

Yousef Hammad, in his capacity as a director of the Company, and along with the other directors of the Company, each entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company's articles of association, from and against all expenses, judgments, liabilities, fines, penalties and amounts paid in settlement incurred in connection with any litigation, suit or proceeding to which such director is or might be involved as a party or otherwise. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnity Agreement, which is filed as Exhibit 4.6 to this Amendment and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit NumberDescription

1Joint Filing Agreement

2.1(a)Business Combination Agreement, dated as of July 29, 2022, by and among the Company, Merger Sub and Marti (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

2.1(b)Form of Indenture (incorporated by reference to Exhibit 2.1 to the Company's Form 20-F (File No. 001-40588) filed on July 10, 2023

4.6Form of Indemnity Agreement (incorporated by reference to Exhibit 4.6 to the Company's Form 20-F (File No. 001-40588) filed on July 10, 2023.

## Signatures
- Sumed Equity Ltd: /s/ Yousef Hammad, Yousef Hammad, Director (10/29/2025)
- BECO Booster Fund II, L.P.: /s/ Yousef Hammad, By: BECO Booster Fund II GP, LLC, as general partner, Yousef Hammad, Managing Member (10/29/2025)
- BECO Booster Fund II GP, LLC: /s/ Yousef Hammad, Yousef Hammad, Managing Member (10/29/2025)
- Yousef Hammad: /s/ Yousef Hammad, Yousef Hammad (10/29/2025)
- Dany Farha: /s/ Dany Farha, Dany Farha (10/29/2025)